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FOR IMMEDIATE RELEASE


CORPORATE RELEASE
-----------------


                           NEW BOARD MEMBER FOR STATS


        Electronics Industry Veteran William Meder Joins STATS Board of
                                   Directors


SINGAPORE AND MILPITAS, CALIFORNIA, JUNE 6, 2001 -- ST Assembly Test Services Ltd ("STATS" -- NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, has announced the appointment of William J Meder to its Board of Directors as a non-executive director, effective June 1, 2001.

Meder is a veteran of the electronics industry with 38 years' experience in electronics manufacturing, technology and business management. He spent 33 years at Motorola with a focus on international manufacturing and was general manager of Motorola's operations in Taiwan, the Philippines and Malaysia.
From 1986 to 1995, he was Vice President and Director of Manufacturing of SPS Asia and from 1995 to 1998, he was Vice President and Director, Joint Ventures and Investments for the Semiconductor Components Group.

"I am delighted that Bill is joining our Board. Bill had a distinguished career at Motorola and his extensive experience in the semiconductor industry, particularly in international manufacturing, will be a great qualitative addition to our Board's deliberations," said Tan Bock Seng, STATS Chairman and CEO.

On joining the STATS Board of Directors, William Meder said, "STATS is in the sweet spot of growth in the test and assembly outsourcing industry with its leadership in mixed signal testing and focus on communications customers. I am honored to be on STATS' Board and I look forward to contributing my experience."

Meder currently runs his own consulting firm and consults for Motorola Inc., On Semiconductor and other multinationals. He is chairman of the Board for Leshan Phoenix, a China -- US joint venture and is an advisor to the Board for operations and investments for PSI Technologies. He is also teaching business and manufacturing strategy for the Chinese government.

Meder holds a BS in Metallurgical Engineering from Oklahoma University and a MS in Materials Science from Washington University in St. Louis.



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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)
--------------------------------------------

ST Assembly Test Services ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated
March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.



MEDIA CONTACTS :


Lim Beng See -- Singapore                      Lisa Lavin -- United States
Director, Corporate Communications             Marcom Manager
Tel : (65) 751 1111,                           Tel : (208) 672 6112,
Fax : (65) 755 5431                            Fax : (208) 672 6132
Mobile : (65) 9617 1996                        email : lavinl@statsus.com
email  : limbs@stats.st.com.sg


INVESTOR RELATIONS CONTACTS :

Drew Davies -- United States                   Elaine Ang -- Singapore
Director, Investor Relations                   Manager, Investor Relations
Tel : (408) 941 3021,                          Tel : (65) 751 1738,
Fax : (408) 941 3014                           Fax : (65) 755 1585
email : daviesd@statsus.com                    email : angelaine@stats.st.com.sg